Mail Stop 4561

November 28, 2006

Eyal Desheh
Executive Vice President and
    Chief Financial Officer
Check Point Software Technologies Ltd.
3A Jabotinsky St., Diamond Tower
Ramat Gan, 52520 Israel

   Re: Check Point Software Technologies Ltd.
      Form 20-F for Fiscal Year Ended December 31, 2005
      Filed March 13, 2006
      File No. 000-28584

Dear Mr. Desheh:

   We have completed our review of your Form 20-F and related filings and have no
further comments at this time.

        Sincerely,

        Stephen Krikorian
        Accounting Branch Chief